Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Senior Connect Acquisition Corp. I (formerly known as Health Connect Acquisitions Corp. I) (the “Company”) on Form S-1 pursuant to Rule 462 (b) under the Securities Act of 1933, as amended, of our report dated October 1, 2020, except for Notes 3, 4, 5, 6, and 7 as to which the date is November 24, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of  Senior Connect Acquisition Corp. I as of September 22, 2020 and for the period from August 27, 2020 (inception) through September 22, 2020, which report appears in the Prospectus, which is part of the Registration Statement of Senior Connect Acquisition Corp. I on Form S-1 (File No. 333-250932).

/s/ Marcum llp

Marcum llp

New York, NY

December 10, 2020